FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 14, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements for the three months ended April 30, 2006

2.

Management Discussion and Analysis for the three months ended April 30, 2006

3.

CEO Certification of Interim Filings for the three months ended April 30, 2006

4.

CFO Certification of Interim Filings for the three months ended April 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: June 14, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

Three Months Ended

APRIL 30, 2006 and 2005

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Michael Levy”

President

“John S. Watt”

Chief Financial Officer

June 7, 2006

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		April 30, 2006 (Unaudited)	January 31, 2006 (Audited)

ASSETS

Current
Cash and cash equivalents		$ 5,686,666	$ 9,171,318
Receivables		43,231	32,188
Prepaid expenses		117,709	36,650

Total current assets		5,847,606	9,240,156

Property and equipment (Note 5)		969,644	285,005
Mineral properties (Note 6)		4,711,084	2,389,769
Restricted cash (Note 7)		1,433,984	892,242

		$ 12,962,318	$ 12,807,172

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 42,471	$ 99,261
Other accrued liabilities		45,831	51,835
Current portion of long term debt (Note 8)		134,866	-

Total current liabilities		1,023,168	551,096

Long term debt (Note 8)		293,537	-

Shareholders' equity
Capital stock (Note 9)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
70,709,153	(January 31, 2006 – 70,246,303) common shares	63,289,473	62,977,209
Contributed surplus (Note 9)		981,841	1,004,480
Deficit		(52,458,720)	(51,558,632)

		11,812,594	12,423,057
Treasury stock, at cost (Note 12)
Repurchased, not cancelled
44,200	(January 31, 2006 – 44,200) common shares	(166,981)	(166,981)

		11,645,613	12,256,076

		$ 12,962,318	$ 12,807,172

Nature of operations and going concern (Note 1)

Commitments (Note 14) Subsequent events (Note 17)
On behalf of the Board:

“Michael Levy”	Director	“Richard Fifer”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars, Unaudited)

PERIODS ENDED APRIL 30

(Unaudited – Prepared by Management)

	Three Months Ended April 30, 2006	Three Months Ended April 30, 2005

EXPENSES
Accounting and legal	$ 94,313	$ 49,317
Consulting fees	155,874	30,282
Depreciation	33,423	6,796
Filing fees	4,153	4,309
Investor relations and shareholder information	149,527	82,112
Office administration	114,512	44,720
Rent	17,837	25,926
Resource property costs	5,937	-
Stock-based compensation (Note 7)	58,059	168,456
Travel	169,698	52,203
Wages and benefits	165,611	60,746

Total expenses	(968,944)	(524,867)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	(35,152)	87,566
Write-down of property and equipment	-	-
Gain on sale of marketable securities	21,191	-
Interest income	82,817	8,212

Loss for the period	(900,088)	(429,089)

Deficit, beginning of period	(51,558,632)	(44,143,412)

Loss on sale of treasury stock (Note 12)	-	(1,574,015)

Deficit, end of period	$ (52,458,720)	$ (46,146,516)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	70,486,031	49,380,546

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars, Unaudited)

PERIODS ENDED APRIL 30

(Unaudited – Prepared by Management)

	Three Months Ended April 30, 2006	Three Months Ended April 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (900,088)	$ (429,089)
Items not affecting cash:
Depreciation	33,423	6,796
Stock-based compensation	58,059	168,456
Foreign exchange gain on performance bond	18,408	(14,514)
Gain on sale of marketable securities	(21,191)	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(11,043)	15,854
(Increase) decrease in prepaid expenses	(81,059)	(30,512)
(Decrease) increase in accounts payable and accrued liabilities	(39,115)	51,651

Net cash used in operating activities	(942,606)	(231,358)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	231,566	45,537
Proceeds from long term debt	293,537	-
Net proceeds from sale of treasury stock	-	319,985

Net cash provided by financing activities	525,103	365,522

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(718,062)	(100,102)
Investment in mineral properties	(1,810,128)	(640,705)
Proceeds from sale of marketable securities	21,191	-

Net cash provided used in investing activities	(2,506,999)	(740,807)

Change in cash and cash equivalents	(2,924,502)	(606,643)

Cash and cash equivalents, beginning of period	9,171,318	891,548

Cash and cash equivalents, end of period	$ 6,246,816	$ 284,905

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At April 30, 2006, the Company has working capital of $4,824,438 (January 31, 2006 - $8,689,060). During the year ended January 31, 2006, the Company raised funds from a private placement but will have to raise additional funds to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation) and Petaquilla Copper Ltd. (a British Columbia corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on the following capital assets on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Leasehold improvements	5 year straight line

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been an impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the period-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in loss for the period.

Foreign currency denominated monetary accounts of the Company are translated at the period-end exchange rate.  Exchange gains and losses on translation are recognized as a gain or loss in the period they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the periods presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period’s presentation.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2006 - $Nil) and a market value of $Nil (January 31, 2006 - $15,375). During the period ended April 30, 2006, certain marketable securities were sold for net proceeds of $21,191 and a gain of $21,191.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	April 30, 2006	January 31, 2006

ASSETS

Current assets
Cash	$ 54,175	$ 5,907
Due from shareholders	-	-
Receivables	6,619	5,671
Prepaid expenses	-	2,357

	$ 60,794	$ 13,935

LIABILITIES
Current liabilities	$ 3,320	$9,367
Other liabilities	42,511	42,468

SHAREHOLDERS’ EQUITY (DEFICIENCY)	14,963	(37,900)

	$ 60,794	$13,935

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

5.

PROPERTY AND EQUIPMENT

		April 30, 2006			January 31, 2006
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 179,563	$ 31,489	$ 148,074	$ 127,650	$ 22,329	$ 105,321
Computer software	132,023	12,564	119,459	20,418	3,754	16,664
Equipment	536,324	20,092	506,232	74,173	15,045	59,128
Furniture and fixtures	23,375	5,259	18,116	23,375	4,330	19,045
Leasehold improvements	8,951	3,299	5,652	8,951	2,920	6,031
Office equipment	28,495	4,309	24,186	14,778	3,421	11,357
Vehicles	168,480	20,555	147,925	79,803	12,344	67,459

	$ 1,067,211	$ 97,567	$ 969,644	$ 349,148	$ 64,143	$ 285,005

6.

MINERAL PROPERTIES

Ley Petaquilla Property- Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the Company has delivered a phased Mine Development Plan to the Government of Panama which was approved in September 2005. Refer also to “Molejon Property – Panama”. This approval resulted in the extension of the land tenure for an initial 20 year period commencing on September 2005, subject to the Company meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to the Company meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, the Company and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

Teck’s interest in the concession shall terminate on the earlier of:

i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the phased Mine Development Plan was obtained in September 2005. Transfer of title to the Company of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

As of April 30, 2006, the Company has incurred the following costs related to the Molejon gold deposit. These costs have been capitalized on the Company’s consolidated balance sheet as mineral property costs:

	April 30, 2006	January 31, 2006

Trenching	$ 1,210,779	$ 811,037
Administration support	416,189	352,250
Road	968,407	293,407
Engineering and geology	381,386	275,372
Camp costs	287,823	197,300
Assaying	221,269	167,434
Drilling	847,634	106,842
Permits and licences	101,264	81,097
Data management	134,766	59,825
Community service plan	141,567	45,205
	$ 4,711,084	$ 2,389,769

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

6.

MINERAL PROPERTIES (cont’d…)

Mineral Properties - Other

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

Subsequent to period end:

a)

On May 17, 2006, the Company entered into an agreement with Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$60,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company will be the operator of the project. The Company has received the initial cash option payment of $112,000 (US$100,000).

b)

On May 24, 2006, Gold Dragon exercised its option having met all the option conditions. Delivery of the final payment to the Company in shares of Gold Dragon is scheduled to complete upon the Company delivering to Gold Dragon appropriate title to the Optioned Land.

7.

RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $873,834 as at April 30, 2006 after recognizing a foreign exchange loss of $18,408 from the January 31, 2006 balance of $892,242.

During the three months ended April 30, 2006, the Company pledged $280,075 (US$250,000) by way of a term deposit with the bank as a reserve to meet statutory employer payroll obligations that will arise through the next nine months ended December 31, 2006.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

7.

RESTRICTED CASH (cont’d…)

During the three months ended April 30, 2006, the Company arranged a bank loan for $428,403 (US$382,400) to acquire road and mine site equipment. The bank loan is repayable in 36 equal monthly instalments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this equipment loan is in the form of a pledge of $280,075 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment.

8.

LONG TERM DEBT

During the three months ended April 30, 2006, the Company arranged a bank loan of $428,403 (US$382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this loan is comprised of a pledge of a $280,075 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment. The current portion of the long term debt is $134,866 and the long term portion is $293,537.

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (a)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	$62,977,209	$1,004,480
Exercise of stock options	459,100	307,764	(80,698)
Exercise of warrants	3,750	4,500	-
Stock-based compensation	-	-	58,059

Balance as at April 30, 2006	70,709,153	$63,289,473	$981,841

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

9.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

a)

In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334.

b)

During the fiscal year ended January 31, 2006, net proceeds from issuance of capital stock of $11,292,276 is comprised of $8,933,334 for the non-brokered private placement and $2,358,942 being the cash proceeds from the exercise of stock options and warrants.

c)

During the period ended April 30, 2006, proceeds of $231,566 is comprised of the net cash proceeds from the exercise of stock options and warrants.

d)

The Company has adopted a new shareholder rights plan, subject to regulatory and shareholder approval. Under the new Plan, the Company will issue one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

10.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares of which 5,367,247 has been exercised, leaving 2,068,911 common shares available under the Plan.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Expired	-	-
Forfeited	(450,000)	0.42

Balance at January 31, 2006	6,031,200	$ 0.53
Granted	3,530,000	1.11
Exercised	(459,100)	0.49
Expired	(400,000)	1.24
Forfeited	-	-

Balance at April 30, 2006	8,702,100	$ 0.73
Number of stock options exercisable	1,312,900	$ 0.51

The weighted average fair value of stock options granted during the three months ended April 30, 2006 was $0.71 (April 30, 2005 - $0.24) per option.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

10.

STOCK OPTIONS  (cont’d…)

As at April 30, 2006, the following stock options were outstanding as follows:

Number of Shares
Outstanding	Subject to Shareholder Approval (a)	Presently Authorized Under Stock Option Plan	Exercise Price	Expiry Date

166,000	-	166,000	$ 0.50	September 21, 2007
33,200	-	33,200	0.23	September 24, 2008
370,000	-	370,000	0.42	April 28, 2009
849,700	325,000	524,700	0.50	April 21, 2010
2,755,200	2,500,000	255,200	0.50	July 11, 2010
463,000	463,000	-	0.385	August 23, 2010
150,000	-	150,000	0.50	September 13, 2010
385,000	-	385,000	0.62	October 5, 2010
200,000	200,000	-	1.00	December 31, 2010
200,000	200,000	-	1.00	December 31, 2010
2,930,000	2,930,000	-	1.05	February 1, 2011
200,000	200,000	-	1.73	March 7, 2011
8,702,100	6,818,000	1,884,100

(a)

Certain options, while granted by the board of directors, are subject to shareholder approval since they are in excess of the maximum number of shares reserved for issuance under the Company’s stock option plan.

Total stock options granted during the period ended April 30, 2006 are 3,530,000 of which 400,000 expired during the period.  As described above, certain options granted are subject to shareholder approval and are not considered vested and exercisable for the purposes of recognizing stock-based compensation. Total stock-based compensation recognized for the fair value of stock options vested during the three month period ended April 30, 2006 was $58,059 (April 30, 2005 - $168,456).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

10.

STOCK OPTIONS  (cont’d…)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended April 30, 2006	Year Ended January 31, 2006
Risk-free interest	4.03 – 4.08%	3.34 – 4.20%
Expected dividend yield	-	-
Expected stock price volatility	76% - 87%	47% - 65%
Expected option life in years	5 years	2 - 5 years

11.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	(249,498)	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	0.25

Issued	4,982,835	1.20/1.44
Exercised	(7,550,496)	0.25
Expired	-	-

Balance at January 31, 2006	4,982,835	$ 1.20/1.44

Issued	-
Exercised	(3,750)	1.20
Expired	-

Balance at April 30, 2006	4,979,085	$ 1.20/1.44

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

11.

SHARE PURCHASE WARRANTS (cont’d…)

As at April 30, 2006, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,025,180	$ 1.20	December 19, 2006
	then at $ 1.44	December 19, 2007
185,000	$ 1.20	December 22, 2006
	then at $ 1.44	December 22, 2007
768,905	$ 1.20	January 6, 2007
	then at $ 1.44	January 6, 2008
4,979,085

These warrants will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

12.

TREASURY STOCK

During the period ended April 30, 2005, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the period ended April 30, 2005.

13.

RELATED PARTY TRANSACTIONS

During the period ended April 30, 2006:

a)

The Company paid consulting fees of $63,565 (April 30, 2005 - $27,377) to companies controlled by a director, a former director and an officer.

b)

The Company paid wages and benefits of $74,346 (April 30, 2005 - $33,600) to directors.

c)

The Company received $5,679 (April 30, 2005 - $Nil) for rent charges from a company with a common director.

d)

The Company paid legal fees of $41,976 (April 30, 2005 - $Nil) to a law firm controlled by an officer.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

13.

RELATED PARTY TRANSACTIONS (cont’d…)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.

COMMITMENTS

During the period ended April 30, 2006, the Company entered into a five-year lease for office premises at an estimated annual cost of $61,112 commencing September 1, 2006. Cancellation of two previous lease obligations was obtained effective May 15, 2006.

15.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended April 30, 2006	Three months ended April 30, 2005

Investment in mineral properties - cash	$ 1,810,128	-
Investment in mineral properties – non-cash	511,187	-
	$ 2,321,315	-

	April 30, 2006	January 31, 2006

Cash and cash equivalents consist of:
Cash	$ 2,231,635	$ 1,420,258
Term deposits	3,455,031	7,751,060
	5,686,666	9,171,318

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2006

(Unaudited – Prepared by Management)

17.

SUBSEQUENT EVENTS

Subsequent to April 30, 2006:

a)

The Company issued 256,621 shares on the exercise of stock options and warrants for proceeds of $143,141.

b)

The Company entered into an agreement with Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$60,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company will be the operator of the project. The Company has received the initial cash option payment of $112,000 (US$100,000).

c)

Gold Dragon exercised its option having met all the option conditions. Delivery of the final payment to the Company in shares of Gold Dragon is scheduled to complete upon the Company delivering to Gold Dragon appropriate title to the Optioned Land.

d)

The shareholders of PTQ voted in favour of the May 10, 2006 proposed Plan of Arrangement. Subject to Court approval in the Province of British Columbia, Terms of the Plan of Arrangement require PTQ to transfer title to its wholly-owned subsidiary, Georecursos, the holder of the Ley Petaquilla Concession Lands, to Petaquilla Copper Ltd. In addition, PTQ will invest $500,000 in the common shares of Petaquilla Copper Ltd.

PETAQUILLA MINERALS LTD.

For Period Report – April 30, 2006

Management Discussion and Analysis of Results of Operations and Financial Condition

For periods ended April 30, 2006 and 2005

PETAQUILLA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDIDITON AND RESULTS OF OPERATIONS

The management discussion and analysis of the financial condition and results of operations of Petaquilla Minerals Limited (“PTQ”) for the three months ended April 30, 2006 should be read in conjunction with the interim consolidated financial statements and related notes for the same period. This discussion covers the three months and the subsequent period to the three months up to June 7, 2006.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the three months ended April 30, 2006 with the same period of the prior year.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is not a guarantee of future performance, since actual results could change based on factors and barriers beyond management control.

OVERALL PERFORMANCE - Business Overview

PTQ is a Canadian based copper and gold exploration and development company with development activities located in Panama.

PTQ owns 52% of the copper/gold porphyry system in Panama known as the Ley Petaquilla concession. Inmet Mining Ltd. (“Inmet”) owns the remaining 48%. At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

PTQ’s growth strategy has been to establish a gold production base from the development of the 100% owned Molejon deposit located within the Ley Petaquilla concession and to continue to increase gold and copper production possibilities by means of acquisition, merger of assets or companies having either production or advanced development stage gold and/or projects.

OVERALL PERFORMANCE

First Quarter Accomplishments and Subsequent Events

Plan of Arrangement

e)

On June 6, 2006, the shareholders of PTQ voted in favour of the May 10, 2006 proposed Plan of Arrangement. Subject to Court approval in the Province of British Columbia, terms of the Plan of Arrangement require PTQ to transfer title to its wholly-owned subsidiary, Georecursos, the holder of the Ley Petaquilla Concession Lands, to Petaquilla Copper Ltd. In addition, PTQ will invest $500,000 in the common shares of Petaquilla Copper Ltd.

Molejon Gold Deposit Project

•

Completed an additional 5,393 meters of trenching, 1,446 meters of trenching  on the Botija Abajo exploration deposit and 675 meters on the Palmilla exploration deposit

•

Completed an additional 2,834 meter infill diamond drilling

•

Continued road access improvements including the ongoing design and commencement of bridge construction for river and stream crossing

•

Continued evaluation of short and long term power sources for the future development of the Molejon mine site

•

Possible mine equipment, mine plan and mill design options explored for the ongoing development

•

Acquisition plans commenced for key mill components including three refurbished ball mills

•

Acquired $718,062 in mine equipment, vehicles, software and office equipment, as part of ongoing development plans

•

Received Preliminary Scoping Study from SRK Consulting with the recommendation to advance the Molejon gold project to the pre-feasibility stage

•

Commenced design of the tailings and waste facilities together with studies underway for a detailed geotechnical testing plan

•

Commenced  evaluation of the requirements for updating the environmental impact study, evaluation of the hydrological aspects of the Molejon project and geotechnical aspect of the open pit

•

Ongoing research of a metallurgical testing program, including crushing, grinding, cyanidation, liquid/soil separation and cyanide detoxification tests

•

Extension of survey cover and discovery of a preliminary area suitable for a tailings dam and plant site, subject to fatal flaw analysis (incl. condemnation drilling)

Socio/Economic

•

36 representatives from local communities from around the project area visited the mine site offices, the road construction project and the exploration camp. They received information about the Company’s projects and assistance in understanding the project impacts in their respective villages.

•

35 youths received bursaries which will support them for three years to attend their secondary schooling.

•

Medical centre in Coclesito has been assisted with medical supplies and ambulance services.

•

In three communities, assistance has been given with installation and maintenance of the potable water system.

Optioned Lands

•

In mid-May 2006, the Company entered into an agreement with Eurogold Mining Inc. for the exploration and development of the San Juan concessions in Panama.

•

In late May 2006, Gold Dragon Capital Management Ltd. exercised its options to the 68.88% Zone 1 Belencillo concession lands, having met all the option conditions.

SELECTED ANNUAL INFORMATION

Key Financial Data (in $ thousands)	2006		2005		2004
Net loss from continuing operations	(2,568)	(1)	(1,798)	(2)	(811)	(3)
Net loss for the year	(2,568)	(1)	(1,798)	(2)	(811)	(3)
Loss per share – basic and diluted	(0.05)		(0.04)		(0.02)
Cash outflow from operating activities	(1,758)		(1,166)		(505)
Working capital	8,689		871		1,807
Total assets	12,807	(4)	1,989	(5)	2,671

(1)

includes $410,301 stock- based compensation

(2)

includes $716,876 stock - based compensation

(3)

includes $242,469 stock - based compensation

(4)

increase as compared to total assets on January 31, 2005 is primarily a result of cash acquired from issuance of capital stock and mineral property costs less general and administrative expenses during the year.

(5)

decrease as compared to total assets as at January 31, 2004 is primarily a result of expenditures on property exploration and general and administrative expenses during the year.

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

RESULTS OF OPERATIONS

Revenue

Interest and other income in the three months ended April 30, 2006 totaled $104,008 compared to $8,212 in the same period of the prior year.

Expenses

Expenses for the period ended April 30, 2006 were $968,944, a substantial increase from $524,867 for the period ended April 30, 2005. The increase in expenses is primarily based on the ongoing development activities relating to the Molejon gold deposit as well as the Ley Petaquilla concession lands. Stock-based compensation, a non-cash expense, decreased to $58,059 compared to $168,456 in the same period of the prior year, as a result of options vested during the period that have been deferred.

During the period ended April 30, 2006, PTQ recorded a foreign exchange loss of $35,152. During the period ended April 30, 2005, PTQ recorded a foreign exchange gain of $87,566.

The net loss for the period ended April 30, 2006 was $900,088 or $0.01 per share compared to a net loss for the period ended April 30, 2005 of $429,089 or $0.01 per share.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $942,606 from continuing operating activities in the period ended April 30, 2006.  Operating activities in the period ended April 30, 2005 resulted in cash outflows of $231,358.

Investing Activities

Resource Property Development Agreements

Teck-Inmet Agreement – Ley Petaquilla Concession Lands

In January 1998, a bankable final feasibility study on the Ley Petaquilla concession was completed by H.A. Simons Ltd on behalf of Teck.  Teck is entitled to elect and has elected to defer its decision whether or not to place the Ley Petaquilla concession into production and thereby complete its acquisition of one half of PTQ’s interest in the Minera Petaquilla project.  The deferral was based on Teck’s view that the property was uneconomic at that time.

On April 26, 2005, PTQ and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to PTQ in 2005. PTQ chose to waive Teck’s obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated feasibility study become appropriate, PTQ will request Teck to deliver an updated version of the final bankable feasibility study.

On June 1 2005, PTQ entered into an agreement with Teck and Inmet whereby PTQ may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a phased mine development plan on terms acceptable to PTQ, Teck and Inmet.

Phased Mine Development Plan

In September 2005, the Government of Panama approved the phased mine development plan (the “Plan”) submitted by PTQ and its joint venture partners.  The first phase of the Plan is the development of the Molejon gold deposit by PTQ which commenced in January 2006.

According to the Agreement, Teck and Inmet agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold and precious metal deposits occurring on the partners’ joint venture lands to PTQ, net of a graduated net smelter return ranging from 1% -5% depending on the price of gold. And also subject to the Government of Panama accepting a phased Mine Development Plan on terms acceptable to Teck, Inmet and PTQ.

The development of the world-class Petaquilla copper deposit is included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by the Company, Teck and Inmet.

Molejon Gold Deposit

Since signing the Letter of Intent with Teck and Inmet on December 13, 2004, which resulted in the Agreement dated June 1, 2005, PTQ has achieved a number of its objectives.

PTQ spent $2,321,315 in resource property costs during the three months ended April 30, 2006 in addition to the $2,389,769 spent during the during the year ended January 31, 2006. A base camp has been re-established at PTQ’s advanced stage epithermal Molejon gold deposit in Panama. PTQ continues to drill with both its infill drilling and trenching programs. In addition, further trenching is underway on the Botija Abajo and Petaquilla exploration lands that are adjacent to the Molejon gold deposit. PTQ is hopeful this drill program will add both ounces and grade to the published resource estimate for Molejon.

During the three months ended April 30, 2006, $718,062 was spent on mining equipment, vehicles, software and office equipment, compared to $100,102 in the same period of the prior year.

Steffan, Robertson & Kirsten (“SRK”) completed a NI 43-101 compliant mineral resource estimate on the Molejon gold deposit and presented it to PTQ in October 2005. The report estimates the inferred mineral resource of the Molejon gold deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au. This represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 g/t for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

PTQ intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit.  In addition, PTQ intends to perform further exploration on other identified gold targets within the Ley Petaquilla concession, and those within our wholly-owned properties surrounding the Ley Petaquilla concession.

Rio Belencillo Option

On May 7, 2005, PTQ granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option”) to purchase its interests in the Rio Belencillo and Rio Petaquilla concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon. In September 2005, Gold Dragon activated the Option, by evidencing ownership of at least 2% of the issued and outstanding shares of PTQ.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3,756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

In late May 2006, Gold Dragon exercised its option to the 68.88% Zone 1 Belencillo concession lands, having met all the option conditions. Delivery of the final payment to the Company in shares of Gold Dragon is scheduled to complete upon the Company delivering to Gold Dragon appropriate title to the Optioned Land.

San Juan Option

The Company has entered into an agreement with Eurogold Mining Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$60,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company will be the operator of the project. The Company has received the initial cash option payment of $112,000 (US$100,000).

Financing Activities

During the period ended April 30, 2006, the exercise of stock options and warrants resulted in net proceeds of $231,566. Long term debt of $428,403 was incurred to fund acquisition of mining equipment assets.

Balance Sheet

At April 30, 2006, the Company had total assets of $12,962,318 as compared with $12,807,172 at January 31, 2006. This increase is primarily a result of equipment purchases and mineral property expenditures during the period. Working capital at April 30, 2006 of $4,824,438 decreased from working capital of $8,689,060 at January 31, 2006 as a result of the equipment purchases, mineral property expenditures and general and administrative expenses.

PTQ received net proceeds of $231,566 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $45,537 in the same period of the previous year.

SUMMARY OF QUARTERLY RESULTS

	2007 1st Quarter	2006 4th Quarter	2006 3rd Quarter	2006 2nd Quarter
Net loss from continuing operations	$ (900,088)	$ (782,183)	$ (846,734)	$ (509,752)
Net loss	$ (900,088)	$ (782,183)	$ (846,734)	$ (509,752)
Loss per share from continuing operations – basic and diluted (1)	(0.01)	(0.01)	(0.02)	(0.01)
Loss per share – basic and diluted (1)	(0.01)	(0.01)	(0.02)	(0.01)
	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter	2005 2nd Quarter
Net loss from continuing operations	$ (429,089)	$ (607,118)	$ (434,242)	$ (193,416)
Net loss	$ (429,089)	$ (607,118)	$ (434,242)	$ (193,416)
Loss per share from continuing operations – basic and diluted (1)	(0.01)	(0.01)	(0.01)	(0.00)
Loss per share – basic and diluted (1)	(0.01)	(0.01)	(0.01)	(0.00)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At April 30, 2006, PTQ has working capital of $4,824,438 (January 31, 2006 - $8,689,060). PTQ recently raised funds from a private placement but will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake ongoing development and further exploration of the Molejon gold deposit.  Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

PTQ is required to post a performance bond of US$780,000 to maintain its interest in the Ley Petaquilla concession.  As at January 31, 2004, PTQ fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which PTQ had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to PTQ over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  PTQ has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $873,834 as at April 30, 2006 after recognizing a foreign exchange loss of $18,408 from the January 31, 2006 balance of $892,242.

During the three months ended April 30, 2006, the Company pledged $280,075 (US$250,000) by way of a term deposit with the bank as a reserve to meet statutory employer payroll obligations that will arise through the next nine months ended December 31, 2006.

During the three months ended April 30, 2006, the Company arranged a bank loan for $428,403 (US$382,400) to acquire road and mine site equipment. The bank loan is repayable in 36 equal monthly installments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this equipment loan is in the form of a pledge of $280,075 (US$250,000) renewable term deposit and a fixed first charge by the bank on the purchased equipment.

Subsequent to April 30, 2006, the Company entered into an agreement for completion of a Light Detection and Ranging (“Lidar”) survey of 1,621 square kilometers of Panama including all the Company’s concession lands. Lidar technology employs highly sophisticated laser light pulses striking the surfaces of the earth from an airplane mounted device, and measuring the time of pulse return. Using highly robust data storage capacity, the laser data is examined then compiled to give very detailed images of extraordinary refinement. This LiDAR technology is well-suited for making digital elevation models, topographic mapping and automatic feature extraction. Forestry assessments including forestry biometrics, wireless communication design, coastal engineering, survey assessments and volumetric calculations are among the common applications. Cost of this survey is estimated at $919,000 (US$820,331) of which $184,000(US$164,066) has been paid.

Other than as discussed herein, PTQ is not aware of any trends, demands, commitments, events or uncertainties that may result in PTQ's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the PTQ's liquidity will be substantially determined by the timing of any production decision on its Molejon gold deposit which, in turn, will be substantially determined by the price of gold.

Development of PTQ’s Ley Petaquilla copper project, subject to the Plan of Arrangement, will also affect the Company’s liquidity and such effect will be determined by the timing of any production decision which in turn will be substantially determined by the price of copper.

CONTRACTUAL AND OTHER OBLIGATIONS

During the period ended April 30, 2006, PTQ entered into a five-year lease for office premises. PTQ’s contractual and other obligations as at April 30, 2006 are summarized as follows:

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Office Lease	$ 305,560			$ 305,560

CAPITAL STOCK

The authorized share capital consists of 100,000,000 common shares and 20,000,000 preferred shares.  As at April 30, 2006, an aggregate of 70,709,153 common shares were issued and outstanding of which 44,200 were repurchased and held as treasury stock.  As of the date of this report, 70,965,774 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

The Company has the following warrants outstanding as at April 30, 2006:

Number of Shares	Exercise Price	Expiry Date

4,025,180	$ 1.20	December 19, 2006
	then at $ 1.44	December 19, 2007
185,000	$ 1.20	December 22, 2006
	then at $ 1.44	December 22, 2007
768,905	$ 1.20	January 6, 2007
	then at $ 1.44	January 6, 2008
4,979,085

The following summarizes information about the stock options outstanding as at April 30, 2006:

Number of Shares
Outstanding	Subject to Shareholder Approval (a)	Presently Authorized Under Stock Option Plan	Exercise Price	Expiry Date

166,000	-	166,000	$ 0.50	September 21, 2007
33,200	-	33,200	0.23	September 24, 2008
370,000	-	370,000	0.42	April 28, 2009
849,700	325,000	524,700	0.50	April 21, 2010
2,755,200	2,500,000	255,200	0.50	July 11, 2010
463,000	463,000	-	0.385	August 23, 2010
150,000	-	150,000	0.50	September 13, 2010
385,000	-	385,000	0.62	October 5, 2010
200,000	200,000	-	1.00	December 31, 2010
200,000	200,000	-	1.00	December 31, 2010
2,930,000	2,930,000	-	1.05	February 1, 2011
200,000	200,000	-	1.73	March 7, 2011
8,702,100	6,818,000	1,884,100

PTQ received $247,608 and issued 131,141 shares for the exercise of stock options and warrants between April 30, 2006 and the date of this report.  During the period ended April 30, 2005, the Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $319,985. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $1,574,015 resulting from the sale of these shares and related broker fees has been charged to deficit in the period ended April 30, 2005.

There were no stock options granted subsequent to April 30, 2006 through May 30, 2006.

RELATED PARTY TRANSACTIONS

During the period ended April 30, 2006:

a)

  The Company paid consulting fees of $63,565 (April 30, 2005 - $27,377) to companies controlled by a director, a former director and an officer.

b)

  The Company paid wages and benefits of $74,346 (April 30, 2005 - $33,600) to directors.

a)

The Company received $5,679 (April 30, 2005 - $Nil) for rent charges from a company with a common director.

b)

The Company paid legal fees of $41,976 (April 30, 2005 - $Nil) to a law firm controlled by an officer.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

Reorganization – Plan of Arrangement

PTQ had previously announced it intended to submit a reorganization plan to shareholders at an extraordinary shareholder meeting to be held in June 2006. The plan would separate PTQ’s precious metals deposits and its exploration lands from its Ley Petaquilla concession porphyry copper deposits in north-central Panama.

At a June 6, 2006 Annual General Meeting, the shareholders voted in favour of the Plan of Arrangement submitted for their approval on the May 10, 2006 Management Information Circular. Among other provisions, the Plan of Arrangement includes the transfer of the copper assets within the Ley Petaquilla concession lands to Petaquilla Copper Ltd.

An Effective Date to the Plan of Arrangement is subject to Court approval and a hearing on this subject has been scheduled for June 19, 2006 at the British Columbia Supreme Court in Vancouver, British Columbia.

PTQ will be actively pursuing the filing of required applications to the Toronto Stock Exchange (“TSX”) and other regulatory authorities to give effect to the Plan of Arrangement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of PTQ’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which PTQ’s financial statements depend, are those estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

During the year, PTQ has capitalized mineral property acquisition costs and mine development costs at cost since it has decided that the Molejon gold deposit has economically flexible production potential. It is in accordance with Canadian generally accepted accounting principles that the Company should capitalize pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the PTQ’s property, plant and equipment and mine development costs will then be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revision to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, PTQ could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect PTQ’s earnings and net assets.

PTQ will have an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs will be recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, PTQ could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in PTQ’s earnings and net assets.

CHANGES IN ACCOUNTING POLICY

The CICA has issued Accounting Guideline 15, “ Consolidation of Variable Entities,” which is effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact of the company’s Consolidated Financial Statements as it was determined that PTQ does not have any variable interest entities.

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  PTQ is currently reviewing the impact if these new standards.  These standards are as follows:

Financial Instruments-Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.

FINANCIAL INSTRUMENTS

PTQ's financial instruments consist of cash and cash equivalents, marketable securities, receivables, prepaid expenses, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that PTQ is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

PTQ is subject to financial risk arising from fluctuations in foreign currency exchange rates. PTQ does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ’s financial performance.

Outlook

The next twelve months or more will continue with the ongoing development and potential production feasibility of the Molejon gold deposit. The includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site and ongoing engineering evaluation of possible mill and production equipment alternatives.

Timely acquisition of required capital equipment may also be completed as part of the Molejon gold deposit development plans.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit is presently on schedule and on budget, cost overruns are currently prevalent in the mining industry due to tight labor markets as well as rising material and fuel costs.  There is no guarantee the Molejon gold project will, after more development work is completed, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis conducted by Roscoe Postle Associates Inc. as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Molejon gold deposit are generally low.  The following specific factors were ascribed a “medium” risk level in the assessment: Geotechnical – ground control problems experiences by previous operators; Dilution- low cohesion in hangingwall faults could potential cause dilution; Mineral Reserve Extraction- Mineral reserves include no allowance for pillars and extraction rates are in the high end of the range for the selected mining methods; and Mill Throughput – increases from past rates of mill throughput are limited by the grinding circuit.  While PTQ believes that the current mining plan addresses the foregoing, these risks have not been completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ’s financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on PTQ’s financial performance and results of operations.  PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

PTQ’s results are highly sensitive to changes in the price of copper and gold.  With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on gold prices.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of fold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the present inferred reserves and related grades will eventually be confirmed either in whole or in part, as measured or indicated reserves.  Prolonged declines in the market price of gold may render inferred mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the PTQ’s reserves.  Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that PTQ’s programs will yield new mineral reserves to expand current mineral reserves.

Financing of Exploration Programs

There are inferred mineral reserves on PTQ’s Ley Petaquilla concession, but the PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves.  If PTQ’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If PTQ’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of PTQ’s properties may depend upon PTQ’s ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing on commercially reasonable terms, or at all. The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ’s ability to explore and develop its properties.

Government Permits

Further development of the Molejon gold deposit to possible completion of an economic feasibility study and then perhaps to construction of mill facilities and commencement and continuation of production at the Molejon gold deposit will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ.  The duration and success of permitting efforts are contingent upon many variable not within PTQ’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

In late April 2006, the government of Panama announced it will take action to repeal its present legislation to significantly expand the Panama Canal Watershed in general.  This will eliminate the risk of any potential overlap of part of the Ley Petaquilla concession.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of PTQ’s operations are subject to reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorder, processed, summarized and reported within the time period specified in those rules.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal control and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  PTQ’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

However, at the present time, due to changes in the Board member roster, PTQ is not presently in compliance with requirements to have the Board comprised of a majority of independent directors.  The audit committee is likewise not comprised of independent directors.  It is the Board’s intention to nominate sufficient independent directors for possible election to the Board by shareholders, at the Annual General Meeting of Shareholders presently scheduled for June 6, 2006.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management’s assessment of PTQ’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including PTQ’s Annual Information Form, is available on SEDAR at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Michael Levy, President of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending April 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  June 13, 2006

“Michael Levy”______

Michael Levy

President

Form 52-109F2 Certification of Interim Filings

I, John S. Watt, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending April 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 13, 2006

“John S. Watt”______

John S. Watt

Chief Financial Officer